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                 April 26, 2022

       Chris Schelling
       President and Chief Executive Officer
       Acer Therapeutics Inc.
       One Gateway Center, Suite 351
       300 Washington Street
       Newton, MA 02458

                                                        Re: Acer Therapeutics
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 19,
2022
                                                            File No. 333-264378

       Dear Mr. Schelling:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Patty DeGaetano